                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Ocean Energy, Inc.
    --------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
    --------------------------------------------------------------------
                        (Title of Class and Securities)

                                   674812102
    --------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                 John B. Brock
                           Chairman of the Board and
                            Chief Executive Officer
                          United Meridian Corporation
                           1201 Louisiana, Suite 1400
                             Houston, Texas  77002
                                 (713) 654-9110

    --------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                    Copy to:

                            Michael E. Dillard, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4675
                                 (214) 969-2800

                               December 22, 1997

    --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: (_)

SCHEDULE 13D
CUSIP No. 674812102

---------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         United Meridian Corporation (75-2160316)

---------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a)      ( )
                                                                    (b)      ( )

---------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         WC, BK, OO

---------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)            (__)

---------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

---------------------------------------------------------------------------------------------------------------
                                                   (7)      SOLE VOTING POWER
                                                            2,267,300 1
          NUMBER OF
           SHARES                                  ------------------------------------------------------------
         BENEFICIALLY                              (8)      SHARED VOTING POWER
          OWNED BY                                          4,668,911 2
            EACH
          REPORTING                                ------------------------------------------------------------
           PERSON                                  (9)      SOLE DISPOSITIVE POWER
            WITH                                            2,267,300 1

                                                   ------------------------------------------------------------
                                                   (10)     SHARED DISPOSITIVE POWER
                                                            None
---------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,936,211 1,2

---------------------------------------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                      (__)


---------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.6% 3

---------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         CO, HC

---------------------------------------------------------------------------------------------------------------

1. 2,267,300 of the shares of common stock of Ocean Energy, Inc. ("Issuer") covered by this report are purchasable by United Meridian Corporation ("UMC") upon exercise of an option (the "Option") granted to UMC pursuant to the Stock Option Agreement, dated as of December 22, 1997, between Issuer and UMC (the "Stock Option Agreement") and described in Item 4 of this report. Other than set forth in footnote 2 below, prior to the exercise of the Option, UMC is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the Option. In the event of any changes in common stock of the Issuer by reason of a stock dividend, stock split, reverse stock split, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares of common stock of the Issuer purchasable by UMC under the Option, and the purchase price therefor, shall be adjusted appropriately so that UMC shall receive upon exercise of the Option the number and class of shares or other securities or property that UMC would have received with respect to common stock of the Issuer if the Option had been exercised immediately prior to such event or the record date therefor. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, UMC expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by UMC upon exercise of the Option. The number of shares subject to the Option represents approximately 9.9% of the total outstanding shares of common stock of the Issuer as of December 22, 1997, excluding shares issuable upon exercise of the Option, as represented by the Issuer in the Agreement and Plan of Merger, dated as of December 22, 1997, among OEI Holding Corporation, a Delaware corporation ("Newco"), UMC and the Issuer, pursuant to which (i) Newco will merge with and into Issuer and (ii) UMC will merge with and into Issuer (together, the "Mergers").

2. As of December 22, 1997, UMC entered into an Agreement to Vote and Proxy (the "Voting Agreements") with each of James C. Flores and the Flores Family Limited Partnership (together, the "Stockholders"), pursuant to which the Stockholders agreed to vote, and granted proxies to vote, an aggregate of 4,668,911 shares of common stock of the Issuer beneficially owned by the Stockholders in favor of the Mergers. See Item 4. The Stockholders entered into the Voting Agreements in consideration of UMC entering into the Merger Agreement.

3. Adjusted to reflect the issuance by the Issuer of 2,267,300 shares of common stock of the Issuer upon exercise of the Option as described herein.

Item 1.          Security and Issuer

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock," an individual share of which is a "Share"), of Ocean Energy, Inc., a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at 8440 Jefferson Highway, Suite 420, Baton Rouge, Louisiana 70809.

Item 2.          Identity and Background

         This Schedule 13D is filed by United Meridian Corporation, a Delaware corporation ("UMC"). UMC is a leading independent energy company engaged in the exploration, development, production, and acquisition of oil and gas in North America and certain international regions. UMC's principal executive offices are located at 1201 Louisiana, Suite 1400, Houston, Texas 77002.

         During the last five years, neither UMC nor, to the knowledge of UMC, any executive officer or director of UMC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violation with respect to such laws. Certain information concerning the directors and executive officers of UMC is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference.

Item 3.          Source and Amount of Funds or Other Consideration

         This statement relates to (i) an option granted to UMC by the Issuer to purchase shares of Common Stock from the Issuer (the "Option") and (ii) shares of Common Stock subject to certain voting agreements between UMC and certain of the Issuer's stockholders, all described in Item 4 below.

         The Option entitles UMC to purchase up to 2,267,300 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement, dated as of December 22, 1997, between UMC and the Issuer (the "Stock Option Agreement") and as described in Item 4 below for a purchase price of $49-13/16 per Share (the "Purchase Price"). In the event of any changes in Common Stock of the Issuer by reason of a stock dividend, stock split, reverse stock split, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares of Common Stock of the Issuer purchasable by UMC under the Option, and the Purchase Price therefor, shall be adjusted appropriately so that UMC shall receive upon exercise of the Option the number and class of shares or other securities or property that UMC would have received with respect to Common Stock of the Issuer if the Option had been exercised immediately prior to such event or the record date therefor. Reference is made to the Stock Option Agreement, a copy of which is filed as
Exhibit 1 hereto and is incorporated herein by reference, for the full text of its terms, including the conditions upon which it may be exercised.

         As set forth in the Stock Option Agreement, the Option was granted by the Issuer as a condition and an inducement to UMC's willingness to enter into the Agreement and Plan of Merger, dated as of December 22, 1997, among OEI Holding Corporation, a Delaware corporation ("Newco"), UMC and the Issuer (the "Merger Agreement"). A copy of the Merger Agreement is attached hereto as
Exhibit 2 and is incorporated herein by reference. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Issuer), Newco will merge with and into Issuer (the "Newco

Merger"), with the Issuer continuing as the surviving corporation. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of UMC and the Issuer), UMC will merge with and into the Issuer (the "UMC Merger" and, together with the Newco Merger, the "Mergers"), with the Issuer continuing as the surviving corporation. Upon consummation of the Mergers, the Issuer will be the surviving corporation and the identity and separate existence of UMC will cease. If the Mergers are consummated in accordance with the terms of the Merger Agreement, the Option will not be exercised. No monetary consideration was paid by UMC to the Issuer for the Option.

         If UMC elects to exercise the Option, it currently anticipates that the funds needed to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

         Pursuant to the terms of the Agreement to Vote and Proxy, dated as of December 22, 1997 (the "Flores Voting Agreement"), between UMC and James C. Flores ("Flores"), and the Agreement to Vote and Proxy, dated as of December 22, 1997 (the "FFLP Voting Agreement" and, together with the Flores Voting Agreement, the "Voting Agreements"), between UMC and the Flores Family Limited Partnership ("FFLP"), UMC acquired shared voting control of 4,668,911 Shares. Under the Voting Agreements, Flores and FFLP (the "Stockholders") have agreed to vote, and granted proxies to vote with respect to, the shares of Common Stock either (i) owned by or (ii) for which they have the right to vote or direct the vote of, in favor of the Mergers and the Merger Agreement. The information set forth in each of the Flores Voting Agreement and the FFLP Voting Agreement, which are attached hereto as Exhibit 3 and 4, respectively, is incorporated herein by reference. The Stockholders entered into the Voting Agreements in consideration of UMC entering into the Merger Agreement.

Item 4.          Purpose of Transaction

         As stated above, the Option was granted to UMC in connection with the execution of the Merger Agreement. As an inducement to the Issuer to enter into the Merger Agreement, UMC granted to the Issuer a reciprocal option (the "Reciprocal Option") to purchase up to 3,543,000 shares of common stock, par value $0.01 per share, of UMC ("UMC Common Stock") under the circumstances specified in the Stock Option Agreement, dated as of December 22, 1997, between UMC, as issuer, and the Issuer, as grantee, for a purchase price of $32-3/16 per share (the "UMC Stock Option Agreement"), a copy of which is filed as
Exhibit 5 hereto and is incorporated herein by reference.

         The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred at the time of this filing. The exercise of the Option in all events is subject to the expiration or termination of the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and UMC expects to promptly file under the HSR Act.

         UMC has the right to cause the Issuer to prepare and file up to two registration statements under the Securities Act of 1933, as amended, in order to permit the sale by UMC of any Option Shares purchased under the Option.

         Pursuant to the Voting Agreements, UMC acquired the voting rights of 4,668,911 shares of Common Stock to vote in favor of the UMC Merger. UMC and Flores, an individual, Chairman of the Board, President, Chief Executive Officer and stockholder of the Issuer, entered into the Flores Voting Agreement pursuant to which Flores agreed to vote, and granted to UMC a proxy to vote, in favor of the Mergers and the Merger Agreement (i) 1,656,511 shares of Common Stock owned by Flores, representing approximately 7.2% of the outstanding Common Stock, and (ii) 1,600,000 shares of Common Stock, or approximately 7.0% of the outstanding Common Stock, that Flores has the right to vote or direct to vote pursuant to an irrevocable proxy granted to Flores by William W. Rucks, IV, Catherine May Rucks and the Rucks Family Partnership. UMC and FFLP, a stockholder of the Issuer, entered into the FFLP Voting Agreement pursuant to which FFLP agreed to vote, and granted to UMC a proxy to vote, 1,412,400 shares of Common Stock, representing an additional 6.2% of the outstanding Common Stock, in favor of the Mergers and the Merger Agreement.

         Upon the effectiveness of the UMC Merger, the separate existence of UMC shall cease and Issuer, as the surviving corporation in the UMC Merger, shall continue its corporate existence and succeed to all of the rights, assets, liabilities and obligations of UMC. In addition, if the Mergers are consummated in accordance with the terms of the Merger Agreement, the Board of Directors of Issuer shall consist of no more than 14 members and will be divided into three classes. The Issuer will designate seven directors, and UMC will designate seven directors. The current Chairman of the Board, President and Chief Executive Officer of the Issuer will be a director, President and Chief Executive Officer of the Issuer after the consummation of the Mergers, and the current Chairman of the Board of UMC will be Chairman of the Board of Issuer after the consummation of the Mergers.

         The descriptions herein of (i) the Stock Option Agreement, the Merger Agreement and the UMC Stock Option Agreement, copies of which are attached hereto as Exhibits 1, 2, and 5, respectively, and which are incorporated herein by reference, and (ii) each of the Voting Agreements, copies of which are attached hereto as Exhibits 3 and 4, respectively, and which are incorporated herein by reference, are qualified in their entirety by reference to such agreements. Other than as described above, UMC has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of
Schedule 13D.

Item 5.          Interest in Securities of the Issuer

         As a result of the execution of the Voting Agreements, UMC may be deemed pursuant to Rule 13d-3 ("Rule 13d-3") promulgated under the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of 4,668,911 Shares and will have shared voting power with respect to such Shares. As a result of the issuance of the Option, UMC may be deemed pursuant to Rule 13d-3 to be the beneficial owner of 2,267,300 Shares. If the Option is exercised, UMC will have sole voting and dispositive power with respect to 2,267,300 Shares. Nothing herein shall be deemed an admission by UMC as to the beneficial ownership of any of the Option Shares, and, prior to exercise of the Option, UMC disclaims beneficial ownership of all Option Shares.

         The number of Shares subject to the Option and the Voting Agreements, in the aggregate, represent approximately 27.6% of the Issuer's Common Stock calculated in accordance with Rule 13d-3 (based on the number of Shares outstanding on December 22, 1997, as set forth in the Merger Agreement, and adjusted to reflect the issuance of the Option Shares upon exercise of the Option).

         Except as described herein, neither UMC nor, to the knowledge of UMC, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except for the Merger Agreement, the Stock Option Agreement, the UMC Stock Option Agreement and the Voting Agreements, none of the persons named in
Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.          Materials to be Filed as Exhibits

         Exhibit       Description

             1* Stock Option Agreement, dated as of December 22, 1997, between Ocean Energy, Inc., as Issuer, and United Meridian Corporation, as Grantee.

             2 Agreement and Plan of Merger, dated as of December 22, 1997, between OEI Holding Corporation, United Meridian Corporation, and Ocean Energy, Inc., incorporated by reference to Exhibit 2.1 to United Meridian Corporation's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 1997.

             3* Agreement to Vote and Proxy, dated as of December 22, 1997, between United Meridian Corporation and James
                       C. Flores.

             4* Agreement to Vote and Proxy, dated as of December 22, 1997, between United Meridian Corporation and the Flores Family Limited Partnership.

             5* Stock Option Agreement, dated as of December 22, 1997, between United Meridian Corporation, as Issuer, and Ocean Energy, Inc., as Grantee.

__________________________
*Filed herewith

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



December 31, 1997                       UNITED MERIDIAN CORPORATION


                                        By:      /s/ John B. Brock
                                           ----------------------------
                                        Name:    John B. Brock
                                        Title:   Chairman of the Board of
                                                 Directors and Chief Executive
                                                 Officer

                                   Schedule A

         The name, business address and principal occupation of each executive officer and director of United Meridian Corporation ("UMC") are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with UMC. Unless otherwise indicated, each of the persons listed below is a United States citizen.

Name                              Principal Occupation and Business Address
----                              -----------------------------------------
John B. Brock*                    Chairman of the Board, Chief Executive Officer and Director

James L. Dunlap*                  President, Chief Operating Officer and Director

Jonathan M. Clarkson*             Executive Vice President and Chief Financial Officer

James E. Smitherman, III*         Executive Vice President - International Exploration and Production

Lee B. Backsen*                   Senior Vice President - Gulf Coast Division

Gary R. McGregor*                 Senior Vice President - Denver Division

Terry D. Svarich*                 President, UMC Resources Canada Ltd.

John J. Patton*                   Senior Vice President and General Counsel

Christopher E. Cragg*             Vice President - Controller, and Chief Accounting Officer

Daniel P. Foley*                  Vice President and Group Manager - Capital Planning

Kevin D. McMillan*                Vice President and Treasurer

Marya Ingram*                     Corporate Secretary

___________________
* The director's or officer's address is United Meridian Corporation 1201 Louisiana, Suite 1400, Houston, Texas 77002.

Name                              Principal Occupation and Business or Residence Address
----                              ------------------------------------------------------
J. Dennis Bonney                  Director
                                  Independent Businessman
                                  555 Market Street, Suite 1429
                                  San Francisco, CA  94105

Charles R. Carson                 Director
                                  Independent Consultant
                                  5262 Parkcrest Lane
                                  Columbus, OH  43220

Robert H. Dedman                  Director
                                  Chairman and Chief Executive Officer
                                  Club Corporation International
                                  3030 LBJ Freeway, Suite 700
                                  Dallas, TX  75234-7395

Robert L. Howard                  Director
                                  Retired President - Shell Offshore, Inc.
                                  5413 Sturbridge Drive
                                  Houston, TX  77056

Robert V. Lindsay                 Director
                                  Retired President - J.P. Morgan & Co.
                                  c/o J.P. Morgan & Co.
                                  23 Wall Street
                                  New York, NY  10260-0023

Elvis L. Mason                    Director
                                  Managing Partner
                                  Mason Best Company
                                  2121 San Jacinto Street, Suite 1000
                                  Dallas, TX  75201

James L. Murdy                    Director
                                  Executive Vice President, Finance and Administration
                                  and Chief Financial Officer
                                  Allegheny Teledyne Incorporated
                                  1000 Six PPG Place
                                  Pittsburgh, PA  15222

David K. Newbigging**             Director
                                  Chairman
                                  Kennedy Financial Services Limited
                                  Wah Kwong House, 9th Floor
                                  10 Albert Embankment
                                  London SE1 7SP, England

Matthew R. Simmons                Director
                                  Chairman and President
                                  Simmons & Company International
                                  700 Louisiana, Suite 5000
                                  Houston, TX  77002

Donald D. Wolf                    Director
                                  Chairman, President and Chief Executive Officer
                                  Westport Oil and Gas Corporation
                                  410 17th Street, Suite 2300
                                  Denver, CO  80202



___________________
         **      The director is a citizen of the United Kingdom.

                               INDEX TO EXHIBITS


         Exhibit       Description
         -------       -----------
             1*        Stock Option Agreement, dated as of December 22, 1997, between Ocean Energy, Inc., as Issuer, and United Meridian Corporation, as Grantee.

             2         Agreement and Plan of Merger, dated as of December 22, 1997, between OEI Holding Corporation,
                       United Meridian Corporation, and Ocean Energy, Inc., incorporated by reference to Exhibit 2.1 to United Meridian Corporation's Current Report on Form 8-K, filed with the Securities and
                       Exchange Commission on December 23, 1997.

             3*        Agreement to Vote and Proxy, dated as of December 22, 1997, between United Meridian Corporation and James C. Flores.

             4*        Agreement to Vote and Proxy, dated as of December 22, 1997, between United Meridian Corporation and the Flores Family Limited Partnership.

             5*        Stock Option Agreement, dated as of December 22, 1997, between United Meridian Corporation, as
                       Issuer, and Ocean Energy, Inc., as Grantee.

__________________________
*Filed herewith